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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             MARIETTA CORPORATION
                               (Name of Issuer)

                         COMMON STOCK,  $.01 PAR VALUE
                        (Title of Class of Securities)

                                   567634100
                                (CUSIP Number)

Barry Florescue                       Charles I. Weissman
701 Southeast 6th Avenue, Suite 204   Shereff, Friedman, Hoffman & Goodman , LLP
Delray Beach, Florida 33483           919 Third Avenue
(407) 272-7746                        New York, New York 10022
                                      (212) 758-9500

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            May 18, 1995

      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 567634100                                     Page ____ of ____ Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barry W. Florescue


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               7    SOLE VOTING POWER
NUMBER OF           314,365
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              314,365
WITH
               10   SHARED DISPOSITIVE POWER
                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     314,365


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 567634100                              Page____ of ____ Pages

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     286 Bridge Street, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

               7    SOLE VOTING POWER
NUMBER OF           129,900
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            -0-

EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              129,900
WITH
               10   SHARED DISPOSITIVE POWER
                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     129,900


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14   TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 567634100                                     Page ____ of ____ Pages


1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Florescue Family Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

               7    SOLE VOTING POWER
NUMBER OF           161,965
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            -0-
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              161,965
WITH
               10   SHARED DISPOSITIVE POWER
                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,965


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%

14   TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                         Schedule 13D Amendment No. 4
                             Marietta Corporation

        This Amendment No. 4 to the statement on Schedule 13D (as defined below) restates, amends and supplements the statement on Schedule 13D dated September 26, 1994, as amended by Amendment No. 1 thereto dated November 2, 1994, Amendment No. 2 thereto dated January 20, 1995, Amendment No. 3 thereto dated March 7, 1995 (together, the "Schedule 13D") by Barry W. Florescue, 286 Bridge Street, Inc. ("286 Bridge Street") and Florescue Family Corporation ("FFC", and collectively with Mr. Florescue and 286 Bridge Street, the "Reporting Persons"), relating to the Common Stock (as defined below) of Marietta Corporation.

Item 1  Security and Issuer

        This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Marietta Corporation (the "Issuer"), having its principal executive office at 3700 Huntington Street, Cortland, New York 13045.


Item 2  Identity and Background

        (a) This Schedule 13D is being filed jointly for Barry W. Florescue, 286 Bridge Street, Inc. ("286 Bridge Street") and Florescue Family Corporation ("FFC", and collectively with Mr. Florescue and 286 Bridge Street, the "Reporting Persons").

        (b) The principal address and/or office of each of the Reporting Persons is 701 Southeast Sixth Avenue, Delray Beach, Florida 33483.

        (c) and (f). Mr. Florescue's principal employment is as the Chief Executive Officer of Century Financial Group, Inc. The principal office of Century Financial Group, Inc. is 701 Southeast Sixth Avenue, Delray Beach, Florida 33483. Mr. Florescue is a United States citizen.

        286 Bridge Street is a Colorado corporation. The principal business of 286 Bridge Street is investing in real estate and other assets. Mr. Florescue is the President of 286 Bridge Street and is the majority stockholder of 286 Bridge Street.

        FFC is a Nevada corporation. The principal business of FFC is investing in securities and other assets. Mr. Florescue is the President of FFC and is the majority stockholder of FFC.

        (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3  Source and Amount of Funds

        Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

        The source of the funds used by Mr. Florescue to purchase the securities of the Issuer was personal funds. The source of the funds used by 286 Bridge Street to purchase the securities of the Issuer was the assets of the corporation, including the proceeds of unsecured stockholder loans. The source of the funds used by FFC to purchase the securities of the Issuer was the assets of the corporation, including the proceeds of unsecured stockholder loans.

        The amount of funds used by the Reporting Persons to purchase the 314,165 shares of Common Stock owned by them is as follows:

               Mr. Florescue            $  178,164.69
               286 Bridge Street        $1,093,465.29
               FFC                      $1,350,111.76

The Reporting Persons acquired an aggregate of 291,865 of such shares for an aggregate purchase price of $2,443,585.55 of which an aggregate of $1,221,792.78 was provided by customary margin loans. Mr. Florescue purchased the shares he owns directly through Wolff Investments and Bridge Trading Company. 286 Bridge Street purchased its shares of Common Stock through R.M. Stark & Co. FFC purchased its shares of Common Stock through Adler, Coleman & Co., Inc. (which were transferred to R.M. Stark & Co.), Ladenburg, Thalmann Co. Inc. and Wolff Investments.

Item 4  Purpose of the Transaction

        Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

        Each of the Reporting Persons acquired its respective shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

        On March 7, 1995 Mr. Florescue, as President of FFC, forwarded a letter to the Board of Directors of the Issuer which is attached hereto as Exhibit E and incorporated herein by reference.

        On May 18, 1995 Mr. Florescue, as President of FFC, and the Issuer executed a confidentiality agreement which is attached hereto as Exhibit F and incorporated herein by reference.

        On May 23, 1995 Mr. Florescue, as President of FFC, and Dabney Resnick, Inc. ("D/R") executed a letter attached hereto as Exhibit G and incorporated herein by reference.


        Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

        (a) Mr. Florescue is the beneficial owner of 314,365 shares (8.7%) of Common Stock.

        286 Bridge Street is the beneficial owner of 129,900 shares (3.6%) of Common Stock. Mr. Florescue, as the President and majority stockholder of 286 Bridge Street, has the power to direct the voting and disposition of the investments of 286 Bridge Street, including the shares of Common Stock, and accordingly, may be deemed the beneficial owner of any shares of Common Stock owned by 286 Bridge Street by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3").

        FFC is the beneficial owner of 161,965 shares (4.5%) of Common Stock. Mr. Florescue, as the President and majority stockholder of FFC, has the power to direct the voting and disposition of the investments of FFC, including the shares of Common Stock, and accordingly, may be deemed the beneficial owner of any shares of Common Stock owned by FFC by virtue of Rule 13d-3.

        The number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Persons has been calculated based on 3,596,049 shares of Common Stock reported to be outstanding as of April 28, 1995 in the Issuer's Quarterly Report of Form 10-Q for the quarter ended April 1, 1995.

        (b) 286 Bridge Street has the sole power (i) to vote or to direct the voting of and (ii) to dispose or to direct the disposition of the 129,900 shares of Common Stock beneficially owned by it. Mr. Florescue, as the President and majority stockholder of 286 Bridge Street, has the power to direct the voting and disposition of the investments of 286 Bridge Street, including the shares of Common Stock.

        FFC has the sole power (i) to vote or to direct the voting of and (ii) to dispose or to direct the disposition of the 161,965 shares of Common Stock beneficially owned by it. Mr. Florescue, as the President and majority stockholder of FFC, has the power to direct the voting and disposition of the investments of FFC, including the shares of Common Stock.

        Mr. Florescue has the sole power (i) to vote or to direct the voting of and (ii) to dispose or to direct the disposition of the 314,365 shares of Common Stock beneficially owned by him. Of the 314,365 shares of Common Stock beneficially owned by Mr. Florescue, 22,500 shares of Common Stock are owned by him directly and 129,900 and 161,965 shares of Common Stock, respectively, are owned by 286 Bridge Street and FFC.

        (c) All transactions in the Common Stock which have been effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. Each of the transactions was effected on the open market.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Except as provided in the letter executed by FFC and D/R on May 23, 1995, which is attached hereto as Exhibit G and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7  Material to be Filed as Exhibits

    Exhibit A.    Customer Agreement, dated April 7, 1994, between Ernst &
                  Company and Mr. Florescue.

    Exhibit B.    Customer Account Agreement and Disclosure Document, dated
                  August 8, 1994, between Kemper Clearing Corp. and 286 Bridge
                  Street.

    Exhibit C.    Client Agreement, effective as of August 22, 1992, between
                  Ladenburg, Thalmann & Co. Inc. and FFC.

    Exhibit D.    Customer Agreement, dated January 13, 1993, between Adler,
                  Coleman & Co., Inc. and FFC.

    Exhibit E.    Letter dated March 7, 1995 to the Board of Directors of the
                  Issuer.

    Exhibit F.    Confidentiality Agreement, dated May 17, 1995, between FFC and the Company.

    Exhibit G.    Letter, dated May 22, 1995, between FFC and D/R.

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 25, 1995


                       /s/ Barry W. Florescue
                       BARRY W. FLORESCUE

                       286 BRIDGE STREET, INC.

                       By:  /s/ Barry W. Florescue
                       Name:  Barry W. Florescue
                       Title:  President


                       FLORESCUE FAMILY CORPORATION

                       By:  /s/ Barry W. Florescue
                       Name:  Barry W. Florescue
                       Title:  President

                                    ANNEX A



                                           Number of         Price
Reporting Person   Date of Transaction   Shares Acquired   per Share
- ----------------   -------------------   ---------------   ---------
286 Bridge Street        5/12/95               200            11.02